Mail Stop 3561

									October 19, 2005


Mr. John W. Somerhalder II
Chairman of the Board
ANR Pipeline Company
El Paso Building
1001 Louisiana Street
Houston, TX 77002

      Re:	ANR Pipeline Company
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 29, 2005
      File No. 1-07320

Dear Mr. Somerhalder:

	We have reviewed your response letter filed on October 14,
2005
to our comment letter dated September 29, 2005 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 15. Exhibits and Financial Statement Schedules

1. We have reviewed your response to comment 1 in our letter dated September 29, 2005 and are unable to grant your request. Please amend your filing to include a revised audit report for Great Lakes
Gas Transmission Limited Partnership that refers to the standards of
the PCAOB.  The amendment should set forth the entire text of Item
15
and the certifications required by Rule 13a-14(a) and Rule 13a-
14(b)
of the Exchange Act.

		As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 or William Thompson (Staff Accountant) at (202) 551-3344 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


								Sincerely,



									William Choi
									Accounting Branch
Chief

Mr. John W. Somerhalder II
ANR Pipeline Company
October 19, 2005
Page 1